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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               October 24, 2003

                        Commission File number: 2-6860

                                JUPITERS LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                             Level 9, Niecon Tower
                               17 Victoria Avenue
                                 P.O. Box 1400
                              Broadbeach, QLD 4218
                                   Australia
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               JUPITERS LIMITED


                                               By: /s/Laurence Martin Carsley
                                                   ---------------------------
                                                   Laurence Martin Carsley
DATE: October 24, 2003                             Company Secretary


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                            [JUPITERS LIMITED LOGO]

                     ADDRESS BY CHAIRMAN MR L.J. WILLETT AO

                      TO THE ORDINARY SHARE SCHEME MEETING

                           ON FRIDAY, 24 OCTOBER 2003

On 12 June 2003, the Jupiters Board announced that it had signed a Merger Implementation Agreement with TABCORP and recommended that Jupiters' shareholders support a proposal to merge Jupiters with TABCORP. The Board believes that the proposed Merger with TABCORP will deliver greater benefits to Jupiters Ordinary Shareholders than any alternative available to Jupiters, either as a stand alone entity or by merging with another party.

THE PROPOSED MERGER

If the Ordinary Share Scheme is implemented, Jupiters will pay a special fully franked dividend of $0.75 per Jupiters Ordinary Share.

In addition, if the Ordinary Share Scheme is implemented, all the ordinary shares in Jupiters will be transferred to a subsidiary of TABCORP which will pay cash to Jupiters Ordinary Shareholders and TABCORP will issue TABCORP Shares to Jupiters Ordinary Shareholders. For every 100 Jupiters Ordinary Shares you own at the record date for the implementation of the Ordinary Share Scheme, you will be entitled to receive on average from the TABCORP Group (subject to the effects of rounding):

-     $285 in cash; and

-     24 TABCORP Shares.


You can elect to maximise the cash portion of your consideration or alternatively to maximise the share portion of your consideration. If you do so, the actual mix of cash and shares you receive will depend on the preferences of all Jupiters Ordinary Shareholders, as the cash and TABCORP Shares being provided by the TABCORP Group for all Jupiters Ordinary Shares is fixed at approximately 48.4 million TABCORP Shares and approximately $575 million in cash.

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To date, Shareholders have overwhelmingly elected to maximise the shares portion of the consideration. This means that those who have elected cash will receive all cash and all others will receive a mix of cash and shares. TABCORP will advise by an announcement to ASX of the final outcome on 13 November 2003.

The independent expert appointed by your Directors, PricewaterhouseCoopers Securities Ltd, has estimated that the combined value of the special dividend and the entitlements you will receive from the TABCORP Group under the Ordinary Share Scheme would represent (on average) $6.34 of value per Jupiters Ordinary Share (excluding any dividend from the sale of Centrebet). The assumptions underlying this determination are set out in the Independent Expert's Report on the Ordinary Share Scheme in Appendix A of the Scheme Booklet and includes an average value for a TABCORP share of $10.75. Last night's close saw a price of $11.66 for TABCORP shares.

SALE OF CENTREBET

In addition to the proposed Merger, Jupiters is in the process of completing the sale of the Centrebet Business to wholly owned subsidiaries of SportOdds Pty Ltd for 46.55 million dollars. It is expected that the sale will be completed prior to 31 October 2003 and Jupiters will distribute the net proceeds of the sale to Jupiters Ordinary Shareholders by way of a further special fully franked dividend provided the Ordinary Share Scheme is approved by shareholders today and the other remaining conditions are satisfied. This Centrebet dividend is expected to be in the range of 14 to 17 cents per ordinary share, fully franked. If the Centrebet sale is not completed by 31 October 2003 there are significant implications for Jupiters Ordinary Shareholders which are set out in detail in the scheme booklet. I must emphasise however that we are confident of completing the Centrebet sale before the end of October. In any event, the Board believes the merger to be in the best interests of shareholders regardless of the outcome of the sale of Centrebet.

OTHER CONDITIONS

If the Ordinary Share Scheme is approved today there remain two positive conditions which must be satisfied. The first is the regulatory approvals required from the Queensland State Government for the merger to proceed. TABCORP expects to receive the State Government's decision by the end of the month and has no reason to believe that the approvals will not be forthcoming or will be subject to material conditions.

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The second condition is the approval of the Supreme Court of Queensland to the
Ordinary Share Scheme as required by the Corporations Act. Jupiters will apply to the Court for the approval if the Ordinary Share Scheme is approved today and the other conditions are satisfied. It is anticipated the Court hearing will take place on 31 October 2003.

DIRECTORS' RECOMMENDATION

Your Directors unanimously recommend that you vote in favour of the Ordinary Share Scheme as they believe the proposed Merger is in the best interests of Jupiters Ordinary Shareholders. Your Directors believe that the benefits of the proposed Merger deliver the highest value to you compared with other alternatives that your Directors have explored, including Jupiters continuing to operate as a stand alone entity or merging with another entity. In addition:

- You will receive value representing a significant premium to the price at which Jupiters Ordinary Shares traded prior to announcement of merger discussions with UNiTAB Limited and TABCORP.

- The TABCORP Shares, which will be issued under the Ordinary Share Scheme, will be shares in a larger and more diversified company than Jupiters, and historically have provided a higher dividend yield than Jupiters Ordinary Shares.

- The independent expert appointed by your Directors, PricewaterhouseCoopers Securities Ltd, has confirmed this view, advising that the proposed Merger is in the best interests of Jupiters Ordinary Shareholders and is fair and reasonable, and that Jupiters Ordinary Shareholders will be better off after the Merger.


Those Directors who hold Jupiters Ordinary Shares intend to vote in favour of the Ordinary Share Scheme.

COMMENTARY

Jupiters has been an outstanding success by any measure and there have been many significant milestones in the evolution of Jupiters. The impact of this property on the economy of the Gold Coast, since it opened in 1985, cannot be underestimated. In 1995 we opened the Treasury Hotel and Casino in Brisbane and in 2000 acquired AWA Limited. The original investment in Breakwater Island in 1994 was completed in 2002. The total


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acquisition of the Trust provides some exciting development opportunities in
Cleveland Bay adjacent to Townsville. In conjunction with the State Government of Queensland we are now developing the Gold Coast Convention and Exhibition Centre which will herald a new period of growth for the Gold Coast. Jupiters now provides over 5,000 Australians with employment.

For an investor who subscribed in the float of Jupiters Trust in 1983 and who participated in all capital raisings, the total investment in Jupiters Limited if they still hold their shares would amount to $2,978, for which they would be holding 2,400 shares. Today, at a share price of $6.54, that original investment of $2,978 would be worth $15,696, a compound annual growth rate of 9.5% per annum. On top of this capital gain, the investor would have received in distributions $6,918 of which $796 was tax free. This does not include over $2,600 in franking credits which would have been distributed. This calculation does not include the 75 cents per share fully franked special dividend nor the dividend from the Centrebet sale. The value of the deal, excluding Centrebet, is $6.56 per share, including franking credits, based on the methodology of the Independent Expert. Upon completion of the Centrebet Sale there will be a further fully franked dividend of 14 to 17 cents per share.

In addition Jupiters has provided over 50 million dollars to the Jupiters Casino Community Benefit Fund, all of which has been used to enhance the facilities and capabilities of many not for profit organisations throughout Queensland.

The Directors and Staff of Jupiters are proud of their contribution to Queensland and believe that the proposed merger with TABCORP and the subsequent establishment of the head office of the new casino division here on the Gold Coast will be just the start of the next chapter in the story of Jupiters Limited.

For those of you who have brought the scheme booklet with you today I would like to encourage you to deposit those booklets in the bins provided at the back of the room once you have no further use for them. They will then be recycled with the effect of reducing at least some of the impact on the environment.

Thank you.


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